Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

Corporate Office	TSX: SMT
NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260	BVL: SMT
Toronto, ON, Canada M5J 2S1
www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q2 AND H1 2020 OPERATING AND FINANCIAL highlights	4

4.	COVID-19, OUTLOOK AND GUIDANCE	8

5.	RESULTS OF OPERATIONS	10

6.	SUMMARIZED FINANCIAL RESULTS	16

7.	QUARTERLY FINANCIAL REVIEW	21

8.	LIQUIDITY AND CAPITAL RESOURCES	24

9.	safety, health and environment	25

10.	OTHER RISKS AND UNCERTAINTIES	25

11.	NON-IFRS PERFORMANCE MEASURES	25

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	30

13.	OFF BALANCE SHEET ARRANGEMENTS	32

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	32

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	33

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of August 11, 2020 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the New York Stock Exchange (the “NYSE AMERICAN”). Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q2 AND H1 2020 OPERATING AND FINANCIAL highlights

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operating
Ore Processed / Tonnes Milled	511,485	662,490	1,252,183	1,230,891
Silver Ounces Produced (000's)	572	836	1,520	1,528
Copper Pounds Produced (000's)	9,708	9,723	21,483	17,455
Lead Pounds Produced (000's)	6,406	8,066	15,485	15,020
Zinc Pounds Produced (000's)	13,741	16,593	35,387	33,014
Gold Ounces Produced	2,762	2,540	6,419	4,526
Copper Equivalent Pounds Produced (000's)[1]	22,743	25,230	54,016	47,004
Zinc Equivalent Pounds Produced (000's)[1]	61,353	57,622	146,032	108,277
Silver Equivalent Ounces Produced (000's)[1]	3,297	4,667	8,028	8,652

Cash Cost per Tonne Processed	$34.26	$46.11	$41.62	$48.72
Cost of sales per AgEqOz	$6.93	$7.82	$8.11	$8.13
Cash Cost per AgEqOz[2]	$6.87	$7.30	$7.79	$7.78
AISC per AgEqOz[2]	$12.29	$12.31	$13.71	$12.98
Cost of sales per CuEqLb[2]	$1.00	$1.44	$1.21	$1.50
Cash Cost per CuEqLb[2]	$1.00	$1.35	$1.16	$1.43
AISC per CuEqLb[2]	$1.78	$2.28	$2.04	$2.39
Cost of sales per ZnEqLb[2]	$0.37	$0.63	$0.45	$0.65
Cash Cost per ZnEqLb[2]	$0.37	$0.59	$0.43	$0.62
AISC per ZnEqLb[2]	$0.66	$0.99	$0.75	$1.04

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.34	$0.50	$0.39	$0.52
AISC per ZnEqLb (Yauricocha)[2]	$0.67	$0.86	$0.76	$0.86
Cash Cost per CuEqLb (Yauricocha)[2]	$0.91	$1.16	$1.06	$1.21
AISC per CuEqLb (Yauricocha)[2]	$1.80	$1.98	$2.05	$1.98
Cash Cost per CuEqLb (Bolivar)[2]	$1.02	$1.51	$1.09	$1.75
AISC per CuEqLb (Bolivar)[2]	$1.60	$2.55	$1.73	$3.02
Cash Cost per AgEqOz (Cusi)[2]	$18.66	$16.49	$21.53	$16.51
AISC per AgEqOz (Cusi)[2]	$26.25	$25.67	$28.96	$27.79
Financial
Revenues	$41,901	$50,673	$97,459	$99,853
Adjusted EBITDA[2]	$12,595	$12,558	$28,669	$24,599
Operating cash flows before movements in working capital	$13,184	$12,773	$28,894	$24,577
Adjusted net income attributable to shareholders[2]	$1,344	$1,645	$2,554	$2,531
Net income (loss) attributable to shareholders	$154	$(158)	$(1,715)	$(1,882)
Cash and cash equivalents	$40,743	$40,246	$40,743	$40,246
Working capital	$49,351	$50,911	$49,351	$50,911

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $1.20/lb Zn, $0.85/lb Pb, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $/1.22lb Zn, $0.90/lb Pb, $1,314/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Q2 2020 Operational Highlights

The Company’s Q2 operations were impacted by the government-mandated shutdowns in Peru and Mexico, imposed to contain the advancement of the COVID-19 pandemic. As a result of these shutdowns, the Yauricocha Mine and Bolivar Mine operated at reduced capacities, while maintaining essential activities, during April and May. The restrictions were relaxed for mining companies in June, allowing the Company to recall its employees and ramp up operations at these sites. The Cusi Mine, due to its proximity to urban communities, remained in care and maintenance throughout the quarter.

The Yauricocha Mine experienced a 20% reduction in throughput during Q2 2020 compared to Q2 2019, due to the afore-mentioned government-imposed state of emergency. The reduction in throughput was partially offset by higher head grades and higher silver and gold recoveries at Yauricocha, which resulted in a 15% decrease in copper equivalent pounds produced during Q2 2020 compared to Q2 2019.

At Bolivar, higher grades and recoveries were partially offset by the 5% decrease in throughput, resulting in a 24% increase in copper equivalent pounds produced during Q2 2020 compared to Q2 2019. A mere 5% decrease in throughput, despite the COVID-19 related shutdown, resulted from the increased plant capacity attributable to the expansion completed at the end of 2019.

Cusi remained under care and maintenance throughout the quarter and hence there was no production for Q2 2020.

Q2 2020 Production Highlights

•	Copper production of 9.7 million pounds; in-line with Q2 2019

•	Silver production of 0.6 million ounces; a 32% decrease from Q2 2019

•	Gold production of 2,762 ounces; a 9% increase from Q2 2019

•	Zinc production of 13.7 million pounds; a 17% decrease from Q2 2019

•	Lead production of 6.4 million pounds; a 21% decrease from Q2 2019

•	Copper equivalent production of 22.7 million pounds, a 10% increase from Q2 2019

•	Production at Yauricocha and Bolivar impacted in April and May due to the government-imposed shutdowns to contain the advancement of COVID-19

•	Cusi remained under care and maintenance throughout the quarter

Q2 2020 Consolidated Financial Highlights

•	Revenue from metals payable of $41.9 million in Q2 2020 decreased by 17% from $50.7 million in Q2 2019. Revenues declined due to the COVID-19 pandemic, which impacted mine production and metal prices during the quarter. Average realized prices in Q2 2020 for copper, zinc and lead were 13%, 26% and 11% lower respectively as compared to realized prices in Q2 2019. Silver and gold prices were 11% and 30% higher than their respective average realized prices in Q2 2019;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

•	Yauricocha’s cost of sales per copper equivalent payable pound was $0.94 (Q2 2019 - $1.27), cash cost per copper equivalent payable pound was $0.91 (Q2 2019 - $1.16), and AISC per copper equivalent payable pound of $1.80 (Q2 2019 - $1.98). The decrease in the AISC per copper equivalent payable pound for Q2 2020 compared to Q2 2019 was due to lower cash costs and lower sustaining costs, which were partially offset by increase in treatment and refining charges and lower number of equivalent copper pounds sold;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.01 (Q2 2019 - $1.77), cash cost per copper equivalent payable pound was $1.02 (Q2 2019 - $1.51), and AISC per copper equivalent payable pound was $1.60 (Q2 2019 - $2.55) for Q2 2020. The decrease in the AISC per copper equivalent payable pound was largely due to lower cash costs, lower sustaining costs and higher copper equivalent pounds sold as compared to Q2 2019;

•	Cusi’s cost of sales per silver equivalent payable ounce was $16.33 (Q2 2019 - $10.99), cash cost per silver equivalent payable ounce was $18.66 (Q2 2019 - $16.49), and AISC per silver equivalent payable ounce was $26.25 (Q2 2019 - $25.67) for Q2 2020. AISC per silver equivalent payable ounce increased largely due to lower amount of equivalent silver sold as compared to Q2 2019, as concentrate inventory at the end of Q1 2020 was sold during Q2 2020. There was no production at Cusi throughout the quarter;

•	Adjusted EBITDA(1) of $12.6 million for Q2 2020 was in-line with Q2 2019;

•	Net income (loss) attributable to shareholders for Q2 2020 was $0.2 million (Q2 2019: $(0.2) million) or $0.00 per share (basic and diluted) (Q2 2019: $(0.00));

•	Adjusted net income attributable to shareholders (1) of $1.3 million, or $0.01 per share, for Q2 2020 compared to the adjusted net income of $1.6 million, or $0.01 per share for Q2 2019;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $1.6 million for Q2 2020 (Q2 2019: $2.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

•	Cash flow generated from operations before movements in working capital of $13.2 million for Q2 2020 increased compared to $12.8 million in Q2 2019. The increase in operating cash flow is mainly the result of COVID-19 related reductions in general and administrative costs (“G&A”), as gross margins remained in-line with Q2 2019; and

•	Cash and cash equivalents of $40.7 million and working capital of $49.4 million as at June 30, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents decreased due to $14.5 million of capital expenditures and interest payment of $2.3 million were partially offset by $14.7 million of operating cash flows.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Project Development

•	Mine development at Bolívar during Q2 2020 totaled 1,296 meters. To offset impact of lower capacities, affected by COVID-19, major portion of this development (1,282 meters) was to prepare stopes for mine production. The balance of 14 meters were developed at the deepening of ramps and service ramps to be used for ventilation and pumping in El Gallo Inferior and Bolivar West orebody; and

•	During Q2 2020, at the Cusi property, mine development totaled 146.0 meters to stope preparation in various zones within the mine;

Exploration Highlights

Peru:

In the Q2 2020, there was no surface exploration as a result of the Covid-19 emergency declaration. Underground exploration is planned to resume in September and surface exploration in October.

Mexico:

Bolivar

•	Total 1,344 meters were drilled in Q2 2020. 558 meters of surface exploration included 9 meters at Bolivar West and 549 meters at Porphyry System. Additionally, 786 meters were drilled inside the mine as infill drilling.

Cusi

•	During Q2 2020 the Company drilled 639.80 meters of surface diamond drilling to verify the settlement of the subsidence zone at the Promontorio area and to explore the extension of the NE veins system to the Northeast.

Corporate Development Highlights

Appointment of Chief Executive Officer

On May 19, 2020 the Company announced the appointment of Luis Marchese as Chief Executive Officer, effective June 1, 2020.

Mr. Marchese was Anglo American's Peru country manager and most notably, during different periods, General Manager of Quellaveco, one of the world's largest copper mining projects, now under construction. He received industry-wide recognition in the Peruvian mining industry with his election as the President of Peru's Society of Mining and Oil and Energy (SNMP) between 2017-2019. Mr. Marchese's operating experience includes service in Chile (AngloAmerican's Mantoverde and Mantos Blancos copper mines), Canada (Hudson Bay Mining and Smelting's polymetallic underground mines), and various assignments at different countries (including Mexico) during his long career tenure. Mr. Marchese also served as a Senior Adviser to Anglo American's CEO in 2018 and 2019. More recently he was a Director to Compañía Minera San Ignacio de Morococha S.A. and an Alternate Director to Compañía Minera Poderosa S.A. Mr. Marchese currently holds positions at Business associations (CONFIEP), industry associations (SNMPE, CMSP) and Academy (CEMS – UP). Mr. Marchese earned a Bachelor of Science degree in Mining Engineering from Pontificia Universidad Catolica Universidad del Peru, and a Master of Science degree in Mineral Economics from The Pennsylvania State University. He has completed an AMP from GIBS – University of Pretoria, and an ASMP delivered jointly by the University of Cambridge and the University of Queensland.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

4.	COVID-19, OUTLOOK AND GUIDANCE

While each of the mines of the Company demonstrated productivity increases in the first quarter of 2020, production in the second quarter was affected due to the government-mandated shutdowns in both jurisdictions, where the Company operates, to contain the advancement of the COVID-19 pandemic. The Yauricocha Mine in Peru and the Bolivar Mine in Mexico operated at reduced capacities during April and May, impacted by these shutdowns. The Company began ramping up its activities in Bolivar on June 1, 2020, as mining was deemed an essential service effective that date. Similarly, in Peru, restrictions were relaxed for mining and related activities effective June 5, 2020 allowing the Company to recall required furloughed employees and contractors with the aim to ramp up operations back to full capacity. The Cusi Mine remained under care and maintenance throughout the second quarter, due to its proximity to urban communities.

The Company has implemented proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, quarantine, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing. All employees reporting for duty complete a testing and screening process, which includes a quarantine period before they are allowed to join the active workforce. Financial measures include preserving capital and deferring capital programs, where appropriate, to improve liquidity.

The Company has issued revised 2020 production guidance and anticipates that 2020 copper equivalent production will range between 110.1 to 122.3 million pounds; or silver equivalent production will range between 17.4 to 19.4 million ounces; or zinc equivalent production will range between 286.8 to 318.7 million pounds. The decrease from the original 2020 guidance issued (see press release dated January 23, 2020) is related to work stoppages during the government mandated shutdowns due to the COVID-19 pandemic in Q2 2020. Please note revised guidance assumes no further shutdowns or work stoppages as a result of the COVID-19 pandemic and is based solely on what management expects the Company’s operations can produce this year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

A table summarizing 2020 production guidance has been provided below:

	Revised 2020 Guidance		2019
	Low	High	Actual
Silver ounces (000's)	3,240	3,600	3,375
Gold ounces	12,963	14,403	11,632
Copper Pounds (000's)	41,025	45,583	39,889
Zinc Pounds (000's)	83,222	92,469	81,083
Lead Pounds (000's)	30,050	33,389	34,452
Silver equivalent ounces (000's)[1]	17,425	19,361	18,721
Copper equivalent pounds(000's)[1]	110,069	122,299	111,678
Zinc equivalent pounds (000's)[1]	286,786	318,651	267,658

(1) 2020 metal equivalent guidance was calculated using the following prices (Ag $17.94/oz, Au $1,484/oz, Zn $1.09/lb, Pb $0.92/lb and Cu $2.84/lb). 2019 metal equivalent actuals were calculated using 2019 realized prices (Ag $16.29/oz, Au $1,404/oz, Zn $1.14/lb, Pb $0.91/lb, Cu $2.73/lb).

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, lead, zinc and gold. Quarterly average prices in Q2 2020 for all these metals, except gold, declined from the average prices in Q1 2020. Gold prices averaged 31% higher in Q2 2020 as compared to Q2 2019. Silver prices for Q2 2020, although lower than the Q1 2020 average, were 10% higher than Q2 2019 average prices. Copper, zinc and lead average prices for Q2 2020 were 13%, 29% and 12% lower than average prices for Q2 2019.

LME Average Prices	Three months ended June 30,		Six months ended June 30,
(In US dollars)	2020	2019	2020	2019

Silver (oz)	$16.33	$14.89	$16.63	$15.23
Copper (lb)	$2.42	$2.77	$2.49	$2.80
Lead (lb)	$0.76	$0.86	$0.80	$0.89
Zinc (lb)	$0.89	$1.25	$0.93	$1.24
Gold (oz)	$1,710	$1,310	$1,647	$1,308

The gold price rally has underlined investor caution over the outlook for the global economy and lasting impacts of the coronavirus, compounded by ultra-low bond yields and expectations of rising inflation. Despite a continued advance in equities, gold remained resilient given ongoing concerns of a second wave of COVID-19 pandemic and continuous reiteration from the Fed to support the U.S. economy.

Other metal prices experienced volatility throughout 2019, due to the U.S-China trade war uncertainty but strengthened in Q4 2019. However, base metals prices continued their drop again in Q1 2020 due to weaker demand outlooks resulting from the economic uncertainty of COVID-19. These prices showed some strength in May and June 2020 and returned to the pre-COVID-19 levels at the end of the second quarter.

Despite the weakness in April 2020, copper had its best quarter in nearly a decade. Although the quarterly averages indicate a 5% drop in average copper prices, the closing price at the end of Q2 2020 was approximately 23% higher than that at the end of Q1 2020. A demand recovery from China, the world’s largest consumer, along with supply constraints within Chile and Peru, the world’s largest producers, have pushed the metal into a bull market. The spread of coronavirus in Chile and subsequent production cuts from their producers has made it more challenging for Chinese buyers to procure the commodity as the country reports better-than-expected demand.

Average silver prices for Q2 2020 were 10% higher than Q2 2019. Silver prices, weakened in March and April due to lack of industrial demand resulting of the COVID-19 pandemic, but bounced back sharply to end the quarter at $17.85 per ounce.

Zinc and lead prices were also pressured lower in March and April 2020, as the ongoing COVID-19 outbreak led to numerous factory shutdowns in China and quarantines across the globe. Zinc and lead ended the second quarter of 2020 at $0.93 per pound and $0.81 per pound respectively, although their Q2 2020 averages were still 29% and 12% lower as compared to their respective prices in Q2 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

As indicated earlier, the Company remains confident that the base metals market can remain strong for the rest of this year, under the assumption that the global economic activity will ramp up fully in the second half of the year. Resumption of factory operations and construction activities will eventually lead to increasing demand for metals such as copper and zinc. On the other hand, an eventual second wave of COVID could reduce demand on key markets.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at June 30, 2020 the US dollar/Peruvian Nuevo Sol exchange rate was 3.54 (December 31, 2019: 3.32) and the US dollar/Mexican Peso exchange rate was 23.13 (December 31, 2019: 18.87). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2020		2019				2018
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore Processed/tonnes milled
Yauricocha	202,534	285,225	321,701	307,239	254,165	233,814	268,363	283,446
Bolivar	308,951	377,562	348,434	331,818	326,208	263,238	272,645	227,690
Cusi	-	77,911	61,365	70,405	82,117	71,349	58,289	55,058
Consolidated	511,485	740,698	731,500	709,462	662,490	568,401	599,297	566,194
Silver ounces produced (000's)
Yauricocha	358	495	496	532	401	369	402	404
Bolivar	214	210	185	173	152	130	128	94
Cusi	-	243	190	271	283	192	171	230
Consolidated	572	948	871	976	836	691	701	728
Copper pounds produced (000's)
Yauricocha	4,164	5,384	5,648	6,012	4,536	3,863	4,702	4,428
Bolivar	5,544	6,391	5,660	5,115	5,187	3,869	4,230	3,898
Cusi	-	-	-	-	-	-	-	-
Consolidated	9,708	11,775	11,308	11,127	9,723	7,732	8,932	8,326
Lead pounds produced (000's)
Yauricocha	6,406	8,608	9,691	10,340	7,911	6,605	7,528	6,114
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	471	233	168	154	349	421	244
Consolidated	6,406	9,079	9,924	10,508	8,065	6,954	7,949	6,358
Zinc pounds produced (000's)
Yauricocha	13,741	21,646	25,590	22,480	16,593	16,421	17,545	20,772
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	-	-	-
Consolidated	13,741	21,646	25,590	22,480	16,593	16,421	17,545	20,772
Gold ounces produced
Yauricocha	850	1,254	1,322	1,282	809	753	850	911
Bolivar	1,912	2,191	2,216	2,073	1,586	1,100	1,163	911
Cusi	-	212	77	135	146	133	124	84
Consolidated	2,762	3,657	3,615	3,490	2,541	1,986	2,137	1,906

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

	2020		2019				2018
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver equivalent ounces produced (000's)[1]
Yauricocha	2,081	3,071	3,566	3,496	3,110	2,832	3,209	3,292
Bolivar	1,216	1,394	1,251	1,129	1,252	931	1,029	902
Cusi	-	286	209	292	305	224	207	253
Consolidated	3,297	4,751	5,026	4,917	4,667	3,987	4,445	4,447
Copper equivalent pounds produced (000's)[1]
Yauricocha	14,354	20,147	23,093	22,988	16,811	15,459	16,929	17,493
Bolivar	8,389	9,147	8,099	7,420	6,770	5,083	5,426	4,790
Cusi	-	1,876	1,353	1,918	1,649	1,225	1,092	1,345
Consolidated	22,743	31,170	32,545	32,326	25,230	21,767	23,447	23,628
Zinc equivalent pounds produced (000's)[1]
Yauricocha	38,723	54,605	58,057	57,030	38,394	35,911	40,526	42,877
Bolivar	22,630	24,779	20,360	18,408	15,462	11,812	12,956	11,728
Cusi	-	5,082	3,403	4,755	3,766	2,838	2,612	3,286
Consolidated	61,353	84,466	81,820	80,193	57,622	50,562	56,095	57,891
Cash cost per tonne processed
Yauricocha	$44.27	$70.20	$75.58	$67.86	$66.01	$73.63	$69.37	$60.34
Bolivar	$23.38	$25.82	$28.67	$29.37	$28.61	$31.47	$30.25	$31.06
Cusi	NA	$62.11	$83.64	$66.06	$54.04	$54.99	$57.74	$59.00
Consolidated	$34.26	$46.73	$53.91	$49.68	$46.11	$51.77	$50.44	$48.43

Consolidated Production	Three Months Ended			Six Months Ended
	June 30, 2020	June 30, 2019	% Var	June 30, 2020	June 30, 2019	% Var
Tonnes processed	511,485	662,490	-23%	1,252,183	1,230,891	2%
Daily throughput	5,846	7,571	-23%	7,155	7,034	2%

Silver ounces (000's)	572	836	-32%	1,520	1,528	-1%
Copper pounds (000's)	9,708	9,723	0%	21,483	17,455	23%
Lead pounds (000's)	6,406	8,065	-21%	15,485	15,020	3%
Zinc pounds (000's)	13,741	16,593	-17%	35,387	33,014	7%
Gold ounces	2,762	2,541	9%	6,419	4,526	42%
Silver equivalent ounces (000's) (1)	3,297	4,667	-29%	8,028	8,652	-7%
Copper equivalent pounds (000's) (1)	22,743	25,230	-10%	54,016	47,004	15%
Zinc equivalent pounds (000's) (1)	61,353	57,622	6%	146,032	108,277	35%
Metals payable in concentrates
Silver ounces (000's)	588	659	-11%	1,375	1,224	12%
Copper pounds (000's)	9,033	8,602	5%	19,727	15,972	24%
Lead pounds (000's)	6,653	7,427	-10%	14,709	26,506	-45%
Zinc pounds (000's)	12,118	14,037	-14%	30,907	28,850	7%
Gold ounces	2,625	1,868	41%	6,226	3,523	77%
Silver equivalent ounces (000's) (1)	3,125	3,971	-21%	7,320	7,602	-4%
Copper equivalent pounds (000's) (1)	21,558	21,487	0%	49,252	41,326	19%
Zinc equivalent pounds (000's) (1)	58,154	49,241	18%	133,154	95,207	40%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $1.20/lb Zn, $0.85/lb Pb, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $/1.22lb Zn, $0.90/lb Pb, $1,314/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which we expect to increase to 3,600 tpd during 2020 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Drilling activities in the mine and nearby areas are focused on conversion of mineral resources into proven and probable reserves.

The Alimak 47 (main axis of the ventilation system) was reactivated and the maintenance of the Central shaft resumed in May. For the month of June, the focus was on ramping up of operations gradually, as the Peruvian Government announced inclusion of mining and related activities in Phase 2 of its economic recovery plan effective June 4, 2020.

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and six months ended June 30, 2020 has been provided below:

	Three Months Ended			Six Months Ended
Yauricocha Production	Q2 2020	Q2 2019	% Var.	Q2 2020	Q2 2019	% Var.
Tonnes processed	202,534	254,165	-20%	487,759	487,980	0%
Daily throughput	2,315	2,905	-20%	2,787	2,788	0%

Silver grade (g/t)	66.37	63.13	5%	66.07	63.31	4%
Copper grade	1.21%	1.04%	16%	1.17%	1.02%	14%
Lead grade	1.63%	1.57%	4%	1.59%	1.51%	5%
Zinc grade	3.48%	3.36%	4%	3.74%	3.46%	8%
Gold Grade (g/t)	0.62	0.60	3%	0.66	0.58	14%

Silver recovery	82.82%	77.82%	6%	82.82%	77.54%	7%
Copper recovery	77.19%	78.04%	-1%	77.19%	76.52%	1%
Lead recovery	88.08%	89.96%	-2%	88.08%	89.15%	-1%
Zinc recovery	88.32%	88.08%	0%	88.32%	88.78%	-1%
Gold Recovery	21.18%	16.47%	29%	21.18%	17.21%	23%

Silver production (000 oz)	358	401	-11%	853	770	11%
Copper production (000 lb)	4,164	4,536	-8%	9,548	8,399	14%
Lead production (000 lb)	6,406	7,911	-19%	15,014	14,516	3%
Zinc production (000 lb)	13,741	16,593	-17%	35,387	33,014	7%
Gold Production (oz)	850	809	5%	2,104	1,562	35%

Copper equivalent pounds (000's)(1)	14,354	16,811	-15%	34,549	32,283	7%
Zinc equivalent pounds (000's)(1)	38,723	38,394	1%	93,404	74,365	26%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $1.20/lb Zn, $0.85/lb Pb, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $/1.22lb Zn, $0.90/lb Pb, $1,314/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The Yauricocha Mine processed 202,534 tonnes during Q2 2020, which was a 20% decrease from Q2 2019, resulting from the government-imposed state of emergency, which remained in force until June 4, 2020.

Higher head grades and higher gold and silver recoveries partially offset the impact of decreased throughput during Q2 2020, resulting in a 15% decrease in copper equivalent metal production compared to Q2 2019. The higher grades realized during Q2 2020 was the result of increased production from the cuerpos chicos, that contained higher grades. Higher copper head grades resulted from a greater proportion of copper sulphides processed as compared to polymetallic ore. Gold and silver recoveries were boosted by the installation of the SK-240 cells and grade analyzers.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. By the end of year 2019, the throughput capacity of the Piedras Verdes plant had been increased to 4,500 tpd, by installation of three flash floatation cells and parallel configuration of the mill. The Company expects to achieve sustained production levels of 5,000 tonnes per day level by the end of the 2020.

Total 1,344 meters were drilled in Q2 2020. 558 meters of surface exploration included 9 meters at Bolivar West and 549 meters at Porphyry System. Additionally, 786 meters inside the mine as infill drilling.

Mine development at Bolívar during Q2 2020 totaled 1,296 meters. To offset impact of lower capacities, affected by COVID-19, major portion of this development (1,282 meters) was to prepare stopes for mine production. The balance of 14 meters were developed at the deepening of ramps and service ramps to be used for ventilation and pumping in El Gallo Inferior and Bolivar West orebody

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and six months ended June 30, 2020 has been provided below:

	Three Months Ended			Six Months Ended
Bolivar Production	Q2 2020	Q2 2019	% Var.	Q2 2020	Q2 2019	% Var.
Tonnes processed (t)	308,951	326,208	-5%	686,513	589,445	16%
Daily throughput	3,531	3,728	-5%	3,923	3,368	16%

Copper grade	0.93%	0.86%	8%	0.91%	0.84%	8%
Silver grade (g/t)	26.00	18.09	44%	23.30	18.71	25%
Gold grade (g/t)	0.30	0.24	28%	0.29	0.22	32%

Copper recovery	87.09%	83.51%	4%	86.45%	82.96%	4%
Silver recovery	82.80%	80.03%	3%	82.41%	79.62%	4%
Gold recovery	63.79%	64.14%	-1%	63.84%	65.61%	-3%

Copper production (000 lb)	5,544	5,187	7%	11,935	9,056	32%
Silver production (000 oz)	214	152	41%	424	282	50%
Gold production (oz)	1,912	1,586	21%	4,103	2,685	53%

Copper equivalent pounds (000's)(1)	8,389	6,770	24%	17,541	11,848	48%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $1.20/lb Zn, $0.85/lb Pb, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $/1.22lb Zn, $0.90/lb Pb, $1,314/oz Au.

The Bolivar Mine processed 308,951 tonnes in Q2 2020, which is a mere 5% decrease from the Q2 2019 throughput, despite the impact of COVID-19. Average daily throughput realized during the quarter was 3,531 tpd. Head grades for copper, silver and gold were 8%, 44% and 28% higher respectively, as compared to Q2 2019. Higher head grades and higher copper and silver recoveries, partially offset by lower throughput, resulted in a 13% increase in copper equivalent pounds produced during Q2 2020 compared to Q2 2019. In Q2 2020, copper production increased by 7% to 5,544,000 pounds, silver production increased 41% to 214,000 ounces, and gold production increased 21% to 1,912 ounces compared to Q2 2019.

Development and infrastructure improvements will continue in the targeted Mina de Fierro and Bolivar West zones during the second half of the year, with the aim to push throughput at Bolivar close to 5,000 tpd by the end of the year. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q2 2020 the Company drilled 639.80 meters of surface diamond drilling to verify the settlement of the subsidence zone at the Promontorio area and to explore the extension of the NE veins system to the Northeast.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and six months ended June 30, 2020 has been provided below:

	Three Months Ended			Six Months Ended
Cusi Production	Q2 2020	Q2 2019	% Var.	Q2 2020	Q2 2019	% Var.
Tonnes processed (t)	-	82,117	-100%	77,911	153,466	-49%
Daily throughput(1)	-	938	-100%	890	877	1%

Silver grade (g/t)	-	145.44	-100%	120.88	126.77	-5%
Gold grade (g/t)	-	0.15	-100%	0.18	0.15	20%
Lead grade	-	0.11%	-100%	0.33%	0.20%	65%
Zinc grade	-	0.09%	-100%		0.19%	-100%

Silver recovery (flotation)	-	73.74%	-100%	80.21%	75.98%	6%
Gold recovery (lixiviation)	-	37.37%	-100%	46.53%	37.45%	24%
Lead recovery	-	74.96%	-100%	84.17%	75.14%	12%

Silver production (000 oz)	-	283	-100%	243	475	-49%
Gold production (oz)	-	146	-100%	212	279	-24%
Lead production (000 lb)	-	154	-100%	471	504	-7%

Silver equivalent ounces (000's)(2)	-	305	-100%	286	529	-46%

(1) Daily throughput for the year has been calculated using actual operating days for Q1 2020, since there was no production during Q2 2020.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $1.20/lb Zn, $0.85/lb Pb, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $/1.22lb Zn, $0.90/lb Pb, $1,314/oz Au.

The Cusi Mine remained under care and maintenance throughout the second quarter of 2020, due to COVID-19 related shutdown announced by the Mexican Government. Although the restrictions were relaxed for mining companies effective June 1, 2020, Cusi remained under care and maintenance due to its proximity to urban communities. Cusi production recommenced on July 28, 2020 and a process has been implemented at the mine to mitigate risk of COVID-19 to employees at the site through a testing and quarantine methodology.

During the period of care and maintenance, the management team has had the time to complete an optimised view of the entire mine operation. Mine development is on-going at Cusi to provide access to higher-grade economic ore and feed ore to the mill at the targeted rate of 1,200 tpd. Production will include ore from Santa Rosa de Lima zone, the Promontorio zone, as well as from a series of east-west vein systems including the new zone announced on June 18, 2020 that cross the Cusi fault near Santa Rosa de Lima zone. This new high-grade silver zone with significant widths is in an area called Northeast-Southwest system of Epithermal Veins. Rather than a widening of the Santa Rosa de Lima zone, these veins extended further to the North East side of the Cusi fault, which was considered barren of silver mineralization before. The Company has plans to drill an additional 1,000 meters to better understand the extension of the zone at depth and to Northeast. This mineralized zone is made up of multiple veins extending over 300 meters in length which are in proximity to the existing operations.

During the second half of the year, the Company intends to commence studies on the potential expansion of Cusi. Work will begin on a new tailing dam near the Mal Paso Mill, providing for tails deposition capacity for the foreseeable future. Furthermore, infill drilling will take place at the Santa Rosa de Lima, Promontorio, and San Nicolas zones to improve and build on mineral resources at the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Reserves and Resources as on December 31, 2019

The following table shows the status of consolidated Mineral Reserves and Resources as on December 31, 2019, considering the last technical reports for each site and depletion until the end of year 2019:

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	2,458	52	1.27	0.89	3.16	0.58	-	-	7.55	4	69	48	171	46		-	409
	Probable	5,775	44	1.07	0.70	3.00	0.47	-	-	6.66	8	136	89	382	86		-	847
	Proven & Probable	8,233	46	1.13	0.75	3.05	0.50	-	-	6.92	12	205	137	553	132		-	1,257
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,184	13.2	0.68	-	-	0.22	-	0.86	-	3.0	108.3	-	-	51.6	-	144	-
	Proven & Probable	7,184	13	0.68	-	-	0.22	-	0.86	-	3	108	-	-	52	-	136	-
Total	Proven & Probable	15,416	31	0.92	0.75	3.05	0.37				15	313	137	553	184	-	136	1,257

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,455	66	1.31	1.17	3.47	0.71	-	-	8.44	7	100	89	265	78	-	-	643
	Indicated	8,989	46	1.30	0.70	2.80	0.60	-	-	7.02	13	258	139	555	173	-	-	1,391
	Measured & Indicated	12,444	51	1.30	0.83	2.99	0.63	-	-	7.41	21	358	228	820	251	-	-	2,034
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	19,352	15	0.77	-	-	0.21	-	0.96	-	9	329	-	-	128	-	410	-
	Measured & Indicated	19,352	15	0.77	-	-	0.21	-	0.96	-	9	329	-	-	128	-	410	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	268	-	-	3	-	4	5	2	3	-	-
	Indicated	3,682	224	-	0.67	0.69	0.22	276	-	-	26	-	55	56	26	33	-	-
	Measured & Indicated	4,044	224	-	0.66	0.69	0.21	276	-	-	29	-	59	61	28	36	-	-
Total	Measured & Indicated	35,840	51	0.87	0.79	2.42	0.35				59	687	287	881	406	36	410	2,034

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.58	-	-	5.93	9	175	69	315	123	-	-	867
Bolivar		21,387	14	0.78	-	-	0.21	-	0.96	-	10	368	-	-	146	-	453	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	29,652	29	0.83	0.48	1.90	0.29				27	544	88	345	277	11	453	867

6.	SUMMARIZED FINANCIAL RESULTS

Six months ended June 30, 2020 (compared to the six months ended June 30, 2019)

Net loss attributable to shareholders for H1 2020 was $(1.7) million (H1 2019: $(1.9) million) or $(0.01) per share (basic and diluted) (H1 2019: $(0.01)). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $57.1 million for H1 2020 decreased by 18% compared to $69.3 million of revenues in H1 2019. This decline in revenues was driven mainly by lower average realized metal prices and increase in treatment and refining charges as compared to H1 2019. Despite the impact of lower production in Q2 2020, sale of equivalent copper pounds for the six-month period was 7% higher than the same period of 2019, due to strong Q1 2020 operational performance by the Yauricocha Mine. Average realized prices for copper, zinc and lead declined 12%, 25% and 13% as compared to their respective average prices in the same six-month period of 2019. Silver and gold prices for the six-month period ended June 30, 2020 were 9% and 26% higher though as compared to the same period of 2019. Treatment and refining charges were 71% higher during H1 2020 compared to H1 2019. Treatment and refining charges for zinc particularly increased throughout 2019 as the abundant mine supply overwhelmed the limited zinc smelting capacity.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable in Mexico were $40.3 million for H1 2020 compared to $30.5 million in H1 2019. This 32% increase in revenues from Mexico was driven by strong operational performance by the Bolivar Mine, despite lower metal prices and despite the impact of operating at reduced capacity in Q2 2020. Higher metal sales from Bolivar also more than offset the loss of sales from Cusi, which had no production during Q2 2020.

Revenue from metals payable at the Bolivar Mine were $35.3 million for H1 2020 compared to $26.0 million in H1 2019. A 16% increase in throughput during H1 2020 combined with higher grades and recoveries resulted in a 54% increase in copper equivalent pounds sold as compared to H1 2019. The increase in metal sales more than offset the decline in metal prices between the two periods.

Revenue from metals payable at the Cusi Mine for H1 2020 were $5.0 million compared to $4.5 million in H1 2019. The increase in revenues resulted from higher silver prices realized. Despite no production from Cusi in Q2 2020, sale of silver equivalent ounces was just 14% lower for H1 2020 as compared to H1 2019.

The following table shows the Company’s realized selling prices for the three and six months ended June 30, 2020, and each of the last six quarters:

Realized Metal Prices	2020					2019
(In US dollars)	Q2	Q1	H1	Q4	Q3	Q2	Q1	H1
Silver (oz)	$16.59	$16.57	$16.58	$17.42	$17.28	$14.88	$15.57	$15.23
Copper (lb)	$2.40	$2.53	$2.46	$2.69	$2.63	$2.75	$2.85	$2.80
Lead (lb)	$0.76	$0.80	$0.78	$0.92	$0.94	$0.85	$0.94	$0.90
Zinc (lb)	$0.89	$0.93	$0.91	$1.07	$1.06	$1.20	$1.23	$1.22
Gold (oz)	$1,722	$1,585	$1,654	$1,506	$1,481	$1,323	$1,305	$1,314

Yauricocha’s cost of sales per copper equivalent payable pound was $1.10 (H1 2019 - $1.30), cash cost per copper equivalent payable pound was $1.06 (H1 2019 - $1.21), and AISC per copper equivalent payable pound of $2.05 (H1 2019 - $1.98). The increase in the AISC per copper equivalent payable pound for H1 2020 compared to H1 2019 was largely due to the 71% increase in treatment and refining charges for the zinc concentrate produced.

Bolivar’s cost of sales per copper equivalent payable pound was $1.10 (H1 2019 - $1.91), cash cost per copper equivalent payable pound was $1.09 (H1 2019 - $1.75), and AISC per copper equivalent payable pound was $1.73 (H1 2019 - $3.02) for H1 2020. The decrease in the AISC per copper equivalent payable pound was largely a combined effect of lower operating costs per tonne, lower sustaining costs and higher amount of copper equivalent pounds sold as compared to H1 2019. G&A costs were higher for H1 2020 due to the settlement of Polo Y Ron litigation and related legal costs in Q1 2020.

Cusi’s cost of sales per silver equivalent payable ounce was $24.44 (H1 2019 - $12.23), cash cost per silver equivalent payable ounce was $21.53 (H1 2019 - $16.51), and AISC per silver equivalent payable ounce was $28.96 (H1 2019 - $27.79) for H1 2020. Unit costs were generally higher at Cusi during H1 2020 due to the impact of fixed costs and development costs incurred in the second quarter.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for H1 2020 of $18.2 million compared to $16.2 million for the same period in 2019.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $3.7 million for H1 2020 (H1 2019: $4.8 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $10.1 million in H1 2020 compared to $9.4 million in H1 2019. The increase in general and administrative costs in H1 2020 compared to H1 2019 was largely due the settlement of the Polo Y Ron litigation in Mexico and related legal costs incurred in Q1 2020. This increase was partially offset by COVID-19 related savings in some Q2 2020 G&A expenses such as travel and office expenses.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $28.7 million during H1 2020 (H1 2019: $24.6 million) which was comprised of $15.6 million (H1 2019: $24.9 million) from the Peruvian operations and $15.0 million (H1 2019: $2.2 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the strong operational performance from the Bolivar mine, compensating for the loss of Q2 2020 production at Cusi. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $4.1 million for H1 2020 compared to $6.4 million in H1 2019. The decrease was the result of the lower taxable income generated in Peru during H1 2020 compared to H1 2019.

During H1 2020, the Company recorded a deferred tax expense of $2.4 million compared to a $1.8 million deferred tax recovery in H1 2019. The deferred tax expense resulted from the strengthening of the US dollar in Q1 2020 and was partially offset by the deferred tax recovery associated with the quarterly non-cash depletion charge for acquisition of Corona.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $2.5 million, or $0.01 per share, for H1 2020 was in-line with the adjusted net income of $2.5 million, or $0.02 per share for H1 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income

Other comprehensive (loss) income (“OCI”) for H1 2020 was $1.7 million compared to OCI of $0.6 million in H1 2019. OCI includes a foreign currency loss of $0.2 million for H1 2020 (H1 2019: gain of $0.4 million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2020	$	$	$	$	$
Revenue (1)	57,123	35,346	4,990	-	97,459
	-	-	-	-
Production cost of sales	(34,156)	(17,702)	(7,533)	-	(59,391)
Depletion of mineral property	(3,745)	(1,676)	(708)	-	(6,129)
Depreciation and amortization of property, plant and equipment	(5,438)	(4,756)	(1,832)	-	(12,026)
Cost of sales	(43,339)	(24,134)	(10,073)	-	(77,546)
Gross profit (loss) from mining operations	13,784	11,212	(5,083)	-	19,913
Net income (loss) from operations	(1,593)	8,083	(5,559)	(2,378)	(1,447)
Adjusted EBITDA	15,621	16,644	(1,633)	(1,963)	28,669

(1) Includes provisional pricing adjustments of: $(749) for Yauricocha, $861 for Bolivar, and $80 for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2020	$	$	$	$	$
Revenue (1)	23,405	16,786	1,710	-	41,901

Production cost of sales	(12,462)	(7,822)	(1,359)	-	(21,643)
Depletion of mineral property	203	(645)	31	-	(411)
Depreciation and amortization of property, plant and equipment	(4,191)	(2,789)	(1,171)	-	(8,151)
Cost of sales	(16,450)	(11,256)	(2,499)	-	(30,205)
Gross profit (loss) from mining operations	6,955	5,530	(789)	-	11,696
Net income (loss) from operations	(94)	2,629	(1,044)	(1,190)	301
Adjusted EBITDA	6,777	6,644	183	(1,009)	12,595

(1) Includes provisional pricing adjustments of: $(876) for Yauricocha, $1,144 for Bolivar, and $(81) for Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2019	$	$	$	$	$
Revenue (1)	69,325	26,038	4,490	-	99,853
	-	-	-	-
Production cost of sales	(37,457)	(19,994)	(4,389)	-	(61,840)
Depletion of mineral property	(6,552)	(1,715)	(377)	-	(8,644)
Depreciation and amortization of property, plant and equipment	(2,436)	(4,209)	(924)	-	(7,569)
Cost of sales	(46,445)	(25,918)	(5,690)	-	(78,053)
Gross profit (loss) from mining operations	22,880	120	(1,200)	-	21,800
Net income (loss) from operations	9,008	(3,217)	(2,140)	(3,482)	169
Adjusted EBITDA	24,931	2,632	(462)	(2,502)	24,599

(1) Includes provisional pricing adjustments of: $676 for Yauricocha, $(129) for Bolivar, and $(33) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2019	$	$	$	$	$
Revenue (1)	33,987	14,215	2,471	-	50,673

Production cost of sales	(18,588)	(10,211)	(2,242)	-	(31,041)
Depletion of mineral property	(3,346)	(702)	(155)	-	(4,203)
Depreciation and amortization of property, plant and equipment	(1,285)	(2,138)	(469)	-	(3,892)
Cost of sales	(23,219)	(13,051)	(2,866)	-	(39,136)
Gross profit (loss) from mining operations	10,768	1,164	(395)	-	11,537
Net income (loss) from operations	3,489	(503)	(789)	(1,472)	725
Adjusted EBITDA	11,388	2,305	(31)	(1,104)	12,558

(1) Includes provisional pricing adjustments of: $275 for Yauricocha, $(87) for Bolivar, and $(17) for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $28.8 million for H1 2020 increased compared to $24.6 million in H1 2019. The increase in operating cash flow is mainly the result of strong operational performance from the Bolivar Mine.

Net cash flow of $(14.5) million (H1 2019: $(28.1) million) used in investing activities during H1 2020 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $14.5 million during the six months ended June 30, 2020 is presented below:

H1 2020 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$691	$923	$4	$1,618
Development	$3,339	$1,429	$406	$5,174
Investment in Equipment	$1,854	$268	$317	$2,439
Mascota Shaft / Central Shaft	$196	$-	$-	$196
Concentrator Plant Improvements	$112	$-	$128	$240
Ventilation	$224	$-	$-	$224
Tailings dam	$82	$603	$36	$721
Other	$1,081	$353	$129	$1,563
Yauricocha Shaft	$219	$-	$-	$219
Ramp Lv 720 Mascota - Esperanza	$869	$-	$-	$869
Mine Camp	$657	$-	$-	$657
Mining Concession Fees	$-	$541	$-	$541
	$9,324	$4,117	$1,020	$14,461

Net cash flow of $(2.3) million (H1 2019: $39.6 million) from (used in) financing activities for H1 2019 resulted from payment of interest on the secured corporate credit facility with Banco de Credito del Peru (“BCP”).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2020		2019				2018
(In thousands of United States dollars, except per share amounts)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Revenues	41,901	55,558	64,634	64,551	50,673	49,180	55,019	52,956
Adjusted EBITDA	12,595	16,074	19,104	21,554	12,558	12,041	15,263	18,212
Adjusted net income attributable to shareholders	1,344	1,210	7,228	4,115	1,645	886	783	4,482
Net income (loss) attributable to shareholders	154	(1,869)	4,534	1,779	(158)	(1,724)	(2,654)	1,922

Basic and diluted earnings (loss) per share ($)	-	(0.01)	0.03	0.01	-	(0.01)	(0.01)	0.01

Three months ended June 30, 2020 (compared to the three months ended June 30, 2019)

Net income (loss) attributable to shareholders for Q2 2020 was $0.2 million, or $0.00 per share (basic and diluted), compared to net income of $(0.2) million, or $(0.00) per share (basic and diluted) for the same period in 2019. The major differences between these periods are explained below.

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru were $23.4 million for Q2 2020 compared to $34.0 million in Q2 2019. The decrease in revenues for Q2 2020 compared to the same period in 2019 was largely due to a 20% decrease in tonnes processed due to the state of emergency imposed by the Peruvian Government since March 17, 2020, and also due to the decrease in metal prices as compared to Q2 2019. Metal production and sales declined during Q2 2020 resulting in 15% lower copper equivalent pounds sold as compared to Q2 2019. Average realized prices for copper, zinc and lead dropped 13%, 26% and 11% respectively, while silver and gold prices were 11% and 30% higher as compared to the average realized prices in Q2 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable in Mexico were $18.5 million for Q2 2020, compared to $16.7 million for the same period in 2019. Revenues in Mexico increased as higher revenues from the Bolivar mine more than compensated for the loss of sales from Cusi, which had no production during the quarter.

Revenues generated at the Bolivar Mine for Q2 2020 were $16.8 million, compared to $14.2 million for the same period in 2019. The increase in revenue was the result of higher grades and recoveries, partially offset by the 5% lower throughput and lower metal prices, both impacted by the COVID-19 pandemic.

Revenues generated at the Cusi Mine for Q2 2020 were $1.7 million compared to $2.5 million for Q2 2019. Cusi, being under care and maintenance, throughout the quarter. Revenues for the quarter resulted from sale of concentrate inventory remaining at the end of Q1 2020.

Yauricocha’s cost of sales per copper equivalent payable pound was $0.94 (Q2 2019 - $1.27), cash cost per copper equivalent payable pound was $0.91 (Q2 2019 - $1.16), and AISC per copper equivalent payable pound of $1.80 (Q2 2019 - $1.98). The decrease in the AISC per zinc equivalent payable pounds for Q2 2020 compared to Q2 2019 resulted from lower cash costs, attributable to lower operating costs per tonne, and lower sustaining capital. The decreases were partially offset by the 32% increase in treatment and refining charges in Q2 2020 as compared to Q2 2019.

Bolivar’s cost of sales per copper equivalent payable pound was $1.01 (Q2 2019 - $1.77), cash cost per copper equivalent payable pound was $1.02 (Q2 2019 - $1.51), and AISC per copper equivalent payable pound was $1.60 (Q2 2019 - $2.55) for Q2 2020. The decrease in the AISC per copper equivalent payable pound was due to lower operating costs, lower sustaining capital costs and higher copper equivalent payable pounds sold as compared to Q2 2019. G&A costs for the quarter were higher as Bolivar absorbed a higher portion of regional G&A due to Cusi remaining closed during the quarter.

Cusi’s cost of sales per silver equivalent payable ounce was $16.33 (Q2 2019 - $10.99), cash cost per silver equivalent payable ounce was $18.66 (Q2 2019 - $16.49), and AISC per silver equivalent payable ounce was $26.25 (Q2 2019 - $25.67) for Q2 2020. AISC per silver equivalent payable ounce increased due to lower silver equivalent payable ounces. There was no production from Cusi during the quarter and silver concentrate inventory at the end of Q1 2020 was sold during Q2 2020.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q2 2020 of $8.6 million compared to $8.2 million for the same period in 2019.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $1.6 million for Q2 2020 compared to $2.4 million for the same period in 2019. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $4.6 million for Q2 2020 compared to $5.5 million for Q2 2019. General and administrative costs decreased in Q2 2020 due to savings in travel and office expenses, and non-cash stock-based compensation expense.

Adjusted EBITDA

Adjusted EBITDA(1) of $12.6 million for Q2 2020 was in-line with Q2 2019, as the decline in adjusted EBITDA from the Yauricocha mine, due to lower revenues, was offset by the increase in the adjusted EBITDA from the Bolivar mine, which achieved higher sales and lower cost of sales as compared to Q2 2019.

Income taxes

The Company recorded current tax expense of $2.1 million for Q2 2020 compared to $3.4 million in Q2 2019 and the decrease was the result of the lower taxable income generated in Peru during Q2 2020 compared to Q2 2019.

During Q2 2020, the Company recorded a deferred tax expense of $0.2 million compared to a deferred tax recovery of $1.1 million in Q2 2019. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $1.3 million for Q2 2020 compared to $1.6 million for Q2 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCI for Q2 2020 was $0.8 million compared to OCI of $0.8 million for the same period in 2019. OCI includes a foreign currency gain of $0.5 million in Q2 2020 (Q2 2019: $0.05 million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at June 30, 2020 and December 31, 2019:

(000's)	June 30, 2020	December 31, 2019
Cash and cash equivalents	$40,743	$42,980
Working capital	$49,351	$49,922
Total assets	$393,683	$411,447

Debt (net of financing fees)	$99,464	$99,814
Total liabilities	$183,049	$199,428
Equity attributable to owners of the Company	$175,130	$176,783

Cash and cash equivalents of $40.7 million and working capital of $49.4 million as at June 30, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents decreased during H1 2019 due to the capital expenditure of $14.5 million and interest payment of $2.3 million partially offset by $14.7 million of operating cash flows.

Trade and other receivables as at June 30, 2020 include $7.0 million (December 31, 2019 - $9.2 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2020 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at June 30, 2020.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	June 30, 2020	December 31, 2019
Senior Secured Corporate Facility with BCP(1)	$100,000	$99,464	$99,814
Total Debt		$99,464	$99,814

Less cash balances		$40,743	$42,980
Net Debt		$58,721	$56,834

(1) See condensed interim consolidated financial statements as at June 30, 2020 for details of the loan facility.

Outstanding shares

The authorized share capital at June 30, 2020 was an unlimited number of common shares without par value. As at August 11, 2020, the Company had 162.8 million shares issued and outstanding (December 31, 2019 – 162.1 million shares issued and outstanding).

As at June 30, 2020, there were 1,409,058 RSUs outstanding at a weighted average fair value of C$1.57.

As at August 11, 2020 there are 1,409,058 RSU’s outstanding at a weighted average fair value of C$1.57.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. Carlos Emilio Seijas Bencomo, the new administrator of the intestate succession, has filed the lawsuit in the Federal Court, where it is pending final resolution. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income (loss)	$301	$725	$(1,447)	$169

Adjusted for:
Depletion and depreciation	8,453	8,184	18,155	16,314
Interest expense and other finance costs	954	1,118	2,386	2,293
NRV adjustments on inventory	-	-	1,216	-
Interest income	-	(13)	-	(19)
Share-based payments	(107)	281	266	683
Foreign currency exchange and other provisions	668	(72)	494	579
Legal settlement and related charges	-	-	1,068	-
Income taxes	2,326	2,335	6,531	4,580
Adjusted EBITDA	$12,595	$12,558	$28,669	$24,599

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income (loss) attributable to shareholders	$154	$(158)	$(1,715)	$(1,882)
Non-cash depletion charge on Corona's acquisition	1,607	2,445	3,746	4,820
Deferred tax recovery on Corona's acquisition depletion charge	(558)	(851)	(1,305)	(1,669)
Share-based compensation	(107)	281	266	683
Legal settlement and related charges	-	-	1,068	-
Foreign currency exchange loss (gain)	248	(72)	494	579
Adjusted net income attributable to shareholders	$1,344	$1,645	$2,554	$2,531

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statements of income (loss) for the three and six months ended June 30, 2020 and 2019:

		Three months ended				Three months ended
(In thousand of US dollars, unless stated)		June 30, 2020				June 30, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		18,589	11,256	2,509	32,354	23,219	11,404	4,513	39,136
Reverse: Workers Profit Sharing		(406)	-	-	(406)	(715)	-	-	(715)
Reverse: D&A/Other adjustments		(6,140)	(3,362)	(956)	(10,458)	(5,597)	(2,680)	(1,148)	(9,426)
Reverse: Variation in Finished Inventory		(3,077)	(672)	(220)	(3,969)	(130)	609	1,073	1,552
Total Cash Cost		8,966	7,222	1,333	17,521	16,777	9,333	4,438	30,547
Tonnes Processed		202,534	308,951	-	511,485	254,166	326,207	82,117	662,490
Cash Cost per Tonne Processed	US$	44.27	23.38	NA	34.26	66.01	28.61	54.04	46.11

		Six months ended				Six months ended
(In thousand of US dollars, unless stated)		June 30, 2020				June 30, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		43,339	24,134	10,073	77,546	46,445	23,450	8,158	78,053
Reverse: Workers Profit Sharing		(691)	-	-	(691)	(1,235)	-	-	(1,235)
Reverse: D&A/Other adjustments		(9,758)	(6,658)	(3,437)	(19,853)	(10,282)	(5,176)	(2,231)	(17,690)
Reverse: Variation in Finished Inventory		(3,900)	(517)	(465)	(4,882)	(935)	(656)	2,434	843
Total Cash Cost		28,990	16,959	6,171	52,120	33,993	17,618	8,361	59,971
Tonnes Processed		487,759	686,513	77,911	1,252,183	487,980	589,445	153,466	1,230,892
Cash Cost per Tonne Processed	US$	59.44	24.70	79.21	41.62	69.66	29.89	54.48	48.72

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2020 and 2019:

Yauricocha:

YAURICOCHA		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash Cost per zinc equivalent payable pound
Total Cash Cost		8,966	16,777	28,990	33,993
Variation in Finished inventory		3,077	130	3,900	935
Total Cash Cost of Sales		12,043	16,907	32,890	34,928
Treatment and Refining Charges		7,856	5,968	20,059	11,728
Selling Costs		974	908	2,196	1,900
G&A Costs		2,499	2,784	4,459	4,117
Sustaining Capital Expenditures		495	2,348	4,052	4,476
All-In Sustaining Cash Costs		23,867	28,915	63,656	57,149
Silver Equivalent Payable Ounces (000's)		1,919	2,700	4,620	5,319
Cost of Sales		12,462	18,588	34,156	37,457
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.49	6.88	7.39	7.04
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.28	6.26	7.12	6.57
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.44	10.71	13.78	10.74
Copper Equivalent Payable Pounds (000's)		13,238	14,610	31,088	28,920
Cost of Sales per Copper Equivalent Payable Pound	(US$)	0.94	1.27	1.10	1.30
Cash Cost per Copper Equivalent Payable Pound	(US$)	0.91	1.16	1.06	1.21
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.80	1.98	2.05	1.98
Zinc Equivalent Payable Pounds (000's)		35,711	33,481	84,047	66,639
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.35	0.56	0.41	0.56
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.34	0.50	0.39	0.52
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.67	0.86	0.76	0.86

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and six months ended June 30, 2020 and 2019:

Bolivar:

BOLIVAR		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash Cost per copper equivalent payable pound
Total Cash Cost		7,212	9,333	16,959	17,618
Variation in Finished inventory		672	(609)	517	656
Total Cash Cost of Sales		7,884	8,724	17,476	18,274
Treatment and Refining Charges		1,680	1,623	3,548	3,056
Selling Costs		953	874	2,059	1,806
G&A Costs		1,405	747	3,002	1,408
Sustaining Capital Expenditures		440	2,770	1,690	7,007
All-In Sustaining Cash Costs		12,362	14,738	27,775	31,551
Silver Equivalent Payable Ounces (000's)		1,123	1,067	2,391	1,924
Cost of Sales		7,822	10,211	17,702	19,994
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.97	9.57	7.40	10.39
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.02	8.18	7.31	9.50
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	11.01	13.81	11.62	16.40
Copper Equivalent Payable Pounds (000's)		7,746	5,771	16,089	10,454
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.01	1.77	1.10	1.91
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.02	1.51	1.09	1.75
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.60	2.55	1.73	3.02
Zinc Equivalent Payable Pounds (000's)		20,895	13,226	43,498	24,075
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.37	0.77	0.41	0.83
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.38	0.66	0.40	0.76
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.59	1.11	0.64	1.31

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2020 and 2019:

Cusi:

CUSI		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash Cost per silver equivalent payable ounce
Total Cash Cost		1,332	4,438	6,171	8,361
Variation in Finished inventory		221	(1,073)	465	(2,434)
Total Cash Cost of Sales		1,553	3,365	6,636	5,927
Treatment and Refining Charges		168	418	754	725
Selling Costs		71	193	341	397
G&A Costs		10	164	340	309
Sustaining Capital Expenditures		383	1,098	856	2,618
All-In Sustaining Cash Costs		2,185	5,238	8,927	9,976
Silver Equivalent Payable Ounces (000's)		83	204	308	359
Cost of Sales		1,359	2,242	7,533	4,389
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	16.33	10.99	24.44	12.23
Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.66	16.49	21.53	16.51
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	26.25	25.67	28.96	27.79
Copper Equivalent Payable Pounds (000's)		574	1,106	2,074	1,952
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.37	2.03	3.63	2.25
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.70	3.04	3.20	3.04
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.81	4.74	4.30	5.11
Zinc Equivalent Payable Pounds (000's)		1,549	2,535	5,608	4,495
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.88	0.88	1.34	0.98
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.00	1.33	1.18	1.32
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.41	2.07	1.59	2.22

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated:

CONSOLIDATED		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Total Cash Cost of Sales		21,480	28,995	57,002	59,128
All-In Sustaining Cash Costs		38,414	48,891	100,358	98,676
Cost of Sales		21,643	31,041	59,391	61,840
Silver Equivalent Payable Ounces (000's)		3,125	3,971	7,320	7,602
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.93	7.82	8.11	8.13
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.87	7.30	7.79	7.78
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.29	12.31	13.71	12.98
Copper Equivalent Payable Pounds (000's)		21,558	21,487	49,252	41,326
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.00	1.44	1.21	1.50
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.00	1.35	1.16	1.43
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.78	2.28	2.04	2.39
Zinc Equivalent Payable Pounds (000's)		58,154	49,242	133,153	95,209
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.37	0.63	0.45	0.65
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.37	0.59	0.43	0.62
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.66	0.99	0.75	1.04

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2019 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at June 30, 2020, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at June 30, 2020.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at June 30, 2020, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at June 30, 2020 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2020 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper, zinc, and gold (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

(In thousands of United States dollars, unless otherwise stated)

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.